INVEST IN **EMPIRE STATE GREENHOUSES, LLC**

# ESG has rethought agriculture to feed a hungry planet and combat climate change



empirestategreenhouses.com Cobleskill NY

Infrastructure · Technology · Food · Farming · Social Impact

LEAD INVESTOR

**James Feldman**

Empire State Greenhouses gets to the root of the matter: agriculture and energy are inextricably linked. ESG's very smart carbon-negative system tackles climate change and food security with all renewable energy produced on site, and they will even be producing excess clean energy for sale. This is a breakthrough in agriculture and in how we grow our food. Carbon neutral thinking is not enough. Carbon negative action will help stop the destruction and begin to repair the damage to the environment. Their first vertical farm will produce 50 types of organic vegetables all year near NYC and Boston, huge markets, and they can replicate their system worldwide. I believe in their system and in the dedicated people who created it. I'm in.

**Invested $5,000 this round**

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY 1 ASK A QUESTION

## Highlights

1. 100% renewable energy-powered carbon-negative crop factory designed to deliver 20 tons of food daily
2. System is designed to combine renewable energy / vertical ag to tackle food security, climate change
3. Energy is 35% of the cost of food. ESG is designed to have zero energy costs and unlock margins
4. Within an 8-hour radius of 55 million people, accounting for 23% of US GDP
5. We hope to achieve a 24-hour harvest to delivery cycle, planned to drastically cut food miles
6. ESG granted $5 million by New York State to support economic growth upstate
7. 10 year renewable lease, with a buy-out, already in place for 80 acres of land to house our facility
8. We believe ESG'S groundbreaking system can be deployed globally near major markets

## Our Team



**Louis Ferro** President and Chairman

Louis has built a team of deeply committed specialists to reimagine how to grow, package and deliver food in a carbon negative way, reinventing a scalable platform for global deployment that is radical, resilient, and responsible.

> By 2050, the world's population will near 10 billion people. To feed a hungry planet, agriculture must reinvent how it produces, packages, and transports food. ESG is dedicated to creating solutions to food safety and insecurity, and the environmental damage that can be caused by agriculture. Our solution is radical and resilient.



**Jennifer Fearon** Principal

Jennifer Fearon has spent 30 years growing businesses to support innovative technologies, transactions, and worthwhile charitable causes. She is focused on high impact energy & agriculture projects with an Environmental, Social & Governance approach.



**Shelley Goldberg** Chief Executive Officer

Shelley Goldberg is an environmental sustainability and global investment manager and macroeconomic strategist, with 20+ years of experience in energy, metals, mining, agriculture, shipping, water, weather and infrastructure.



**Boris Taylor** Chief Operating Officer

Boris Taylor is a technical, financial, and operational project manager across a variety of industries ranging from agriculture and real estate to pharmaceuticals, IT and telecommunications, with deep knowledge of complex systems integration.



**Dr. Richard P. George** Chief Technology Officer

Dr. George has developed, financed, advised, and/or evaluated over 600 solar photovoltaic energy projects ranging in scale from small commercial systems to megawatt scale utility projects in ten states and Puerto Rico.



**Jonathan Gross** Chief Financial Officer

Jonathan Gross brings 30 years of experience in financial management, business leadership and corporate strategy. His experience with early-stage companies, systems integration and internal controls makes him a valuable part of the team.



**Jim Feldman** Director of Communications and Marketing

Jim Feldman leads ESG's brand strategy, communications, marketing, and media relations. He has created and launched numerous brands, increased recognition and revenue in sectors including agriculture, real estate, precious metals, higher education.

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## Pitch





Empire State Greenhouses
INVESTMENT DECK



Founder's Journey
My experience and life journey has led me to this point with Empire State Greenhouses to help change the world
My experience in international business, politics, foreign policy, commodities and finance allowed me to build global networks and the understanding of the impact of climate change. We realized change in how we grow and distribute our food, could not be achieved by just small vertical farms or traditional farming, it needed scale and renewable energy. Even though tried and tested technologies are available to achieve this, we put together a team with broad experience to reimagine how food is grown and distributed in a manner that is carbon negative. We are not amending but reinventing a scalable and sustainable platform of how our food is grown and delivered globally.
Louis A. Ferro
President & Chairman
International professional who has significant experience in physical commodities, finance, technology, management consulting, marketing and economics – together with an extensive background in international business and geo-politics.
Co-founder, Managing Partner, Chobe Advisers, LLC
Adjunct Lecturer, Mercy College, Graduate School of Business
Deloitte Consulting, Manager, Internet Strategy
Council on Foreign Relations, Liaison to Foreign Governments, Dignitaries and Business Leaders.



Management Team
Jennifer J. Fearon
Principal
• Managing Partner at Chobe Advisers, high impact energy & agriculture projects with ESG
• Managing Partner of VentureLink Advisers
• Managing Member of Intercontinental Energy Co
• Co-founded and served as the EVP in charge of Business Development of Drury Design Dynamics
• Member: President's Advisory Council INCAE
Shelley Goldberg
Chief Executive Officer
• Investment Advisor for her own energy fund, G3 Capital Partners, LLC
• Investments Strategist, Brevan Howard Asset Management LLP
• Commodities Strategist, Roubini Global Economics
• Portfolio Manager and Sector Head, UBP Asset Management, LLC (Union Bancaire Privee)
• Deloitte, Consultant, Global Markets Risk Management
Boris Taylor
Chief Operating Officer
• Grower at organic farms and in Controlled Environment Agriculture (CEA) businesses
• Gold Banana Company, developed and operated 600-acre EU and USDA organic plantation
• Technical, financial, and operational project manager
• Deep knowledge of systems integration ensuring constant focus on regulatory compliance.
Jonathan Gross
Chief Financial Officer
• CFO and Chief Compliance Officer for a healthcare communications company
• Director of Finance for Remedy Health Media LLC
• Senior Manager for Ernst & Young's New Jersey practice obtaining expertise in start-up enterprises, M&A analysis and small business roll-ups
• Senior Internal Audit Manager for Panasonic North America
Jim Feldman
Director of Communications and Marketing
• Leading brand strategy, communications, marketing, and media relations
• Director of Communications and Marketing at SUNY Cobleskill
• Founder of Jim Feldman Creative Direction Ltd
• Consulting Creative Director
• Founded The Ingredient Finder site
• Consultant to America's Test Kitchen
Dr. Richard P. George
Chief Technology Officer
• Help developed over 600 solar photovoltaic energy projects
• Experienced in a broad spectrum of renewable energy technologies
• Worked on multiple regenerative agriculture & food processing projects
• Consulting Manager at KPMG
• COO of Galileo Projects, consultant at DRA Research

## Advisors



**Governor George Pataki**
Advisor

- Former 3 term Governor of New York State
- Co-Founder & Chair of Pataki-Cahill Group
- United States Delegate, General Assembly of United Nations
- Council on Foreign Relations Independent Task Force on Climate Change
- BusinessWeek top 20 influencer globally on climate



**John P. Cahill**
Advisor

- Co-Founder & CEO of the Pataki-Cahill Group and Counsel, Chadbourne & Parke, LLP
- Served as Chief of Staff to the Governor of New York State
- Commissioner of the New York State Department of Environmental Conservation (NYSDEC)



**Peter R. Smith**
Advisor

- Managing Director of the Pataki-Cahill Group
- Ex President and CEO of the New York State Energy and Development Authority (NYSERDA)
- Currently President of the Board of Directors of the American Council for an Energy Efficient Economy



**Dr. Jason R. Evans**
Advisor

- Dean of the College of Food Innovation & Technology, Johnson & Wales University.
- Served as Director, The Institute for Rural Vitality at SUNY Cobleskill, Associate Professor, Agricultural Business Management, SUNY Cobleskill
- Former Chair of the Department of Agriculture and Food Management

## Advisors



**Dr. Indranil Ghosh**
Advisor

- CEO and Founder of Tiger Hill Capital
- Head of Strategy and Macroeconomics at Mubadala
- Senior Investment Advisor at Bridgewater Associates
- McKinsey and Company where he was an Associate Partner



**Manuel D. Ron**
Advisor

- CEO of integration Capital for Financial Papers Company
- Ex Managing Director of New York-based Griffin Investment Management
- Ex Chief Operating Officer DC Asset Management
- First Lieutenant, US Army Corps of Engineers, Airborne



**Dr. Marion A. Terenzio**
Advisor

- President of the State University of New York College of Agriculture and Technology at Cobleskill
- Leader in creating thriving campus communities and stimulating higher education as an economic driver
- Established the Institute for Rural Vitality; a model program supported by the USDA
- Currently serving on the Governor-appointed New York State Agriculture and Markets Task Force on Diversity, Equity and Inclusion
- Recipient the New York State ACE Women's Network Catalyst Award for her work with women leaders

## Problem

### National Geographic estimates the world population will surpass 10 billion by 2050

at which point agricultural systems will not be able to supply enough food to feed everyone. 24% of our greenhouse gasses are produced by agriculture.



## Product & Solution

### We believe Empire State Greenhouses could feed 2.6 million people annually per vertical farm anywhere in the world using a carbon negative model

**High Yield**

ESG is designed to produce 40,000 pounds of organic fruit and vegetables every workday year-round at our vertical farm in Cobleskill, New York, with potential for 100 times higher yield per square foot than traditional agriculture

**Carbon Negative**

A biogas digester and solar farm is designed to create all the energy required, including surplus for sale and generating carbon credits.

**Unlocking Profit**

Up to 70% of the cost in food production is transport, labor and energy. ESG is designed to have zero energy cost and X100 less food miles.

These are forward looking projections and are not guaranteed.





## Market

### Over 55% of fresh fruit and just under 31% of vegetables in the U.S. is imported[1]

**55 million people in 8-hour radius**
of the ESG farm, 23% US GDP

1. [illegible]

## USPs

## Designed to be 100% Renewable Energy-Powered; excess power will be sold

**On-site processing and packaging**
Designed to be >95% water efficient

**40,000 pounds of food a day**
We believe ESG's vertical farm could produce 40,000 pounds of food every workday. That is 130,000 salads

**50+ types of organic crops**
Designed to house 50+ types of crops

**Reduction in transportation**
Potential to reduce 2500+ miles down to 250 mile radius, providing greater food security and reducing carbon footprint

**10% of revenue**
Planned to be LCFs and RIN Carbon credits

Estimates can vary widely based on location, watering practices, systems (hydroponics/acuaponics), and temperature control. Research available upon request. These are forward looking projections and are not guaranteed.

## Competition: Energy vs Labor Costs


Carbon Negative Profit from Energy
ESG
Manual Processes High Labor Cost
Net Zero Energy
Automated Processes Low Labor Cost
Field Growers >99% of Production
LettUs Grow
GROWING UNDERGROUND
Plenty
infarm
JFCO
AeroFarms
INFINITEACRES
BOWERY
High Energy Costs

*Defined as the energy used to grow from seed to harvest, average 30% of cost.

## Marketing Strategy



### To produce high quality organic food year round, grown locally and carbon negative

**Producing Organic Food Every Day**

ESG is designed to provide fresh organic food year-round, with potential to harvest and ship 40,000 pounds every workday, delivering food security and no off season for retail and restaurants.

**Negative Carbon Footprint**

Helping schools and business reach environmental targets by using carbon negative grown food.

**50 + Range of Fruit and Vegetables**

Currently, vertical farms only deliver a small range of herb and greens. ESG is designed to change that.

**A Part of Food Costs is Energy**

We are structured to unlock that margin and go further. We plan to capture carbon as we grow and sell carbon credits

These are forward looking projections and are not guaranteed.

## Addressable Markets

### A solution with national, international and global growth potential

**US North East demand**
>11 billion pounds annually

**NY State demand**
> 4 billion pounds annually

**We believe that ESG will be able to produce 11,760,000 pounds annually**
**0.106%** of consumption of the **US** North East & **0.269%** of **NY**

| | USA only |
|---|---|
| Total US fruit and veg market production | $12,323,700,000 |
| Total of trade distribution locations in the US | 23,661 |
| Estimated ESG Farm output at full production | $88,000,000* |

Source Statista.com

*These are forward looking projections and are not guaranteed

## Validation

### Uses tried and tested technologies but applied in a unique closed loop.

- Experienced team in governance and local politics to enable the project
- Potential to increase food yield by x100 per square foot than traditional agriculture
- Designed to reduce water usage by 95% vs traditional
- Planned food mile reduction equivalent to taking 10,000 cars off the road

*These are forward looking projections and are not guaranteed.



## Business Model



1

3


The sale of 20 tons / 40,000 pounds of organic produce every workday year-round with negative energy usage
We believe we can harvest 40,000 pounds of organic produce picked and packed every workday year-round
2.
Power sale from Solar Farm and Biogas Digester
We are planning fees for collecting animal waste for biogas digester, and to sell excess energy
The Sale of Carbon Credits
LCFs and RIN Carbon credits due to carbon capture are projected to account for 10% of total revenues
4.
Fertilizer and Compost
Planned sale of fertilizer and compost which are the outputs of biogas digester
CONFIDENTIAL
These are forward looking projections and are not guaranteed.

Roadmap


2021
Construction begins on greenhouse structure
2021
ERP and HR systems in place
2022
Construction of biogas digester begins, and solar farm completed
2022
Installation of growing system and LED lighting
2022
Operations begin
2023
New sites
CONFIDENTIAL
These are forward looking projections and are not guaranteed.


The Ask
Seeking
$10m
$1.07m through Wefunder. Remaining amount through other sources
Pre-money Valuation
$25m
Equity Offered
28%
Projected Runway
2 years
Use of Funds -
20%
20%
60%
Design & Engineering
Equipment Deposits
Legal and Regulatory
CONFIDENTIAL
These are forward looking projections and cannot be guaranteed.


Exit Strategy
ESG provides a new model for large scale food production with a negative carbon footprint.
Empire State Greenhouses already has sites 2 and 3 in plan along with global interest in further new sites. We envisage building, consulting and running zero carbon vertical farms globally. Our growth is desired by the global market to help feed more people, reduce food miles and make food production in a carbon negative way. We envisage an IPO delivering the food revolution globally.
Investment Activity in the Industry
• Infarm has just raised $200 million but are not carbon neutral and will not deliver at scale as their focus is in B2C in retail, their current valuation is $400-600 million
• Shares of AppHarvest Inc., the first greenhouse company to go public via reverse IPO, rose 44% in trading in one day. As with other Controlled Environment Agriculture companies, tapping into the electric grid as the source of power brings associated costs, which are passed on to consumers and cut into profits.


Thank you
Contact
investment@EmpireStateGreenhousesllc.com
empirestategreenhouses.com
CONFIDENTIAL